UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 07 May 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	7 May 2014

ALLIED IRISH BANKS, P.L.C. ("AIB")
APPROVAL OF EU RESTRUCTURING PLAN

AIB welcomes the decision by the European Commission today that it has given final approval under State Aid rules to AIB's Restructuring Plan.

In arriving at its final decision, the European Commission acknowledged the significant number of restructuring measures previously implemented by AIB comprising business divestments, asset deleveraging, Liability Management Exercises and significant cost reduction actions.   The restructuring plan covers the period from 2014 to 2017 and a summary of the principal commitments required to be given by AIB include:

. Commitment not to make any material acquisitions until the end of the restructuring period.

. Commitment in respect of non-payment of discretionary coupons on capital instruments issued prior to today's decision. (1)

. Commitment in respect of cost reductions relative to income until 31 December 2015.

. A limitation on AIB's total holdings of Irish Sovereign bonds during the restructuring period, excluding those bonds issued by NAMA.

. Restructuring of the loan portfolios of customers who are in financial difficulty, based on economic and commercial criteria.

. Commitment in respect of repayment of State Aid prior to the end of the restructuring period subject to operating performance, regulatory capital requirements and regulatory approval.

. Commitments to operate certain competition measures for a period of three years.

These measures apply over various timeframes between now and December 2017.

Chief Executive Officer David Duffy said "AIB welcomes today's announcement by the European Commission in relation to the Bank's Restructuring Plan approval. AIB has made significant progress and has successfully implemented a number of restructuring measures as the bank progresses with its aim of returning to profitability this year.  The commitments as outlined are in line with our existing operational plans.  The Bank remains focused on delivering against its strategic objectives, while supporting the ongoing recovery of the Irish economy."

(1) Note - The 2009 Preference Shares and the Contingent Capital Notes held by the Irish State do not have discretionary coupons.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Important Information and Forward Looking Statement

AIB has c.52 1 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

This statement should be considered in parallel with AIB's Annual Financial Report for 2013 and all other relevant market disclosures copies of which can be found at the following link:

www.aibgroup.com/investorrelations

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.
This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this announcement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.
Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the ECB and EBA 2014 Comprehensive Assessment and Stress Test, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the risk of litigation arising from the Group's activities.
Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this announcement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 07 May 2014

By: ___________________

                                                                                                                                             Myles O'Grady
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.